UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

FS GLOBAL CREDIT OPPORTUNITIES FUND—D

(Name of Issuer)

Common Shares of Beneficial Interest, $0.001 par value per share

(Title of Class of Securities)

30291A 102

(CUSIP Number)

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 11, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

 The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 30291A 102
1	NAMES OF REPORTING PERSONS EXPLORE INVESTMENTS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Louisiana
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 250,000.0000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 250,000.0000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 250,000.0000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.34%(1)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1) There were 635,452.6210 common shares of beneficial interest, $0.001 par value per share (“Common Shares”), of FS Global Credit Opportunities Fund—D, a Delaware statutory trust, outstanding as of December 31, 2013.

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Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Schedule 13D”) relates to the Common Shares of FS Global Credit Opportunities Fund—D, a Delaware statutory trust (the “Issuer”), registered as a non-diversified, closed-end management investment company under the Investment Company Act of 1940, as amended (the “1940 Act”), having its principal executive office at Cira Centre, 2929 Arch Street, Suite 675, Philadelphia, Pennsylvania 19104.

Item 2.	Identity and Background.

(a) This Schedule 13D is being filed by EXPLORE INVESTMENTS LLC (the “Reporting Person”):

(b) The principal business address of the Reporting Person is 414 N CAUSEWAY BLVD STE A, MANDEVILLE LA 70448-4636.

(c) The principal business of the Reporting Person is investing in securities of the Issuer and other investments.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) EXPLORE INVESTMENTS LLC is a Louisiana limited liability company.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the 250,000.0000 Common Shares purchased by the Reporting Person on December 12, 2013 pursuant to the Issuer’s continuous public offering of Common Shares was funded by capital contributed by its members and accumulated investment earnings thereon.

Item 4.	Purpose of Transaction.

The securities covered by this Schedule 13D were acquired for investment purposes only and were not intended to, and did not, affect any change in the control of the Issuer.  As of the date of this Schedule 13D, the Reporting Person has not and does not currently intend to engage in discussions with management, members of the board of trustees and other representatives of the Issuer, other security holders of the Issuer and other persons with respect to the subject class of securities and the business and operations of the Issuer.

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The Reporting Person intends to periodically review its investment in the Issuer, and based on a number of factors, including the Reporting Person’s evaluation of the Issuer’s business prospects and financial condition, the market for the Common Shares, general economic and stock market conditions and other investment opportunities, the Reporting Person may acquire additional securities of the Issuer or dispose of the securities reported herein through open market or privately negotiated transactions in accordance with applicable securities laws.

The Reporting Person does not have any current plans or proposals which would relate to or would result in any of the events or matters described in (a) — (j) of Item 4 of Schedule 13D.  Notwithstanding the foregoing, the Reporting Person intends to review and analyze their investments in the Issuer on a continuing basis.  As a result of such review and analysis, the Reporting Persons may, at any time and from time to time, plan and/or propose to effect and/or cause one or more actions relating to and/or resulting in one or more of the actions specified in (a) — (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) - (b) The responses of the Reporting Person with respect to Rows 11, 12 and 13 of the cover pages of this Schedule 13D that relate to the aggregate number and percentage of Common Shares (including, but not limited to, footnotes to such information) are incorporated herein by reference.

The responses of each of the Reporting Persons with respect to Rows 7, 8, 9 and 10 of the cover pages of this Schedule 13D that relate to the number of Common Shares as to which the Reporting Person referenced in Item 2 above has sole or shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition (including, but not limited to, footnotes to such information) are incorporated herein by reference.

The aggregate percentage of Common Shares reported as beneficially owned by each Reporting Person was calculated based on 635,452.6210 Common Shares outstanding as of December 31, 2013.

(c) Except as set forth herein, the Reporting Person has not engaged in any transactions during the past sixty days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There is no contract, arrangement, understanding or relationship (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss or the giving or withholding of proxies.

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Item 7.	Materials to be Filed as Exhibits.
None
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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 9, 2014

EXPLORE INVESTMENTS LLC

By:	/s/ William C. Bethea
Name:	William C. Bethea
Title:	Manager